Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-198847

Prospectus Supplement No. 16
(To Prospectus filed on July 6, 2015, as supplemented
by Prospectus Supplement No. 1 dated July 14, 2015, Prospectus Supplement No. 2 dated July 28, 2015, Prospectus Supplement No. 3 dated August 4, 2015, Prospectus Supplement No. 4 dated August 12, 2015, Prospectus Supplement No. 5 dated September 17, 2015, Prospectus Supplement No. 6 dated September 18, 2015, Prospectus Supplement No. 7 dated September 24, 2015, Prospectus Supplement No. 8 dated September 25, 2015, Prospectus Supplement No. 9 dated September 30, 2015, Prospectus Supplement No. 10 dated October 2, 2015, Prospectus Supplement No. 11 dated November 3, 2015, Prospectus Supplement No. 12 dated November 10, 2015, Prospectus Supplement No. 13 dated November 18, 2015, Prospectus Supplement No. 14 dated December 1, 2015, and Prospectus Supplement No. 15 dated December 8, 2015)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 16 supplements the information contained in the Prospectus, dated as of July 6, 2015, as amended by Prospectus Supplement No. 1 dated July 14, 2015, Prospectus Supplement No. 2 dated July 28, 2015, Prospectus Supplement No. 3 dated August 4, 2015, Prospectus Supplement No. 4 dated August 12, 2015, Prospectus Supplement No. 5 dated September 17, 2015, Prospectus Supplement No. 6 dated September 18, 2015, Prospectus Supplement No. 7 dated September 24, 2015, Prospectus Supplement No. 8 dated September 25, 2015, Prospectus Supplement No. 9 dated September 30, 2015, Prospectus Supplement No. 10 dated October 2, 2015, Prospectus Supplement No. 11 dated November 3, 2015, Prospectus Supplement No. 12 dated November 10, 2015, Prospectus Supplement No. 13 dated November 18, 2015, Prospectus Supplement No. 14 dated December 1, 2015, and Prospectus Supplement No. 15 dated December 8, 2015, relating to the resale of up to 52,154,760 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 16 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on January 8, 2016.

You should read this Prospectus Supplement No. 16 in conjunction with the Prospectus. This Prospectus Supplement No. 16 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 16 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 16 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 8, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 8, 2016

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-55415	99-0376434
(State or Other Jurisdictionof Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 CambridgePark Drive, Suite 2000 Cambridge, Massachusetts (Address of Principal Executive Offices)	02140 (Zip Code)

(617) 945-9146

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Enumeral Biomedical Holdings, Inc. (the “Company”) may use two presentations, in whole or in part, from time to time in presentations to potential partners, investors, analysts and others. Copies of the presentations are furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein. Copies of these presentations are also available on the Company’s website at www.enumeral.com.

The information in this Item 7.01 of this Current Report on Form 8-K and in the accompanying Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained in this Item 7.01 of this Current Report on Form 8-K and in the accompanying Exhibit 99.1 shall not be incorporated by reference into any filing with the U.S. Securities and Exchange Commission made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01 Financial Statements and Exhibits.

(d)      Exhibits

Exhibit Number	Description
99.1	Enumeral Biomedical Holdings, Inc. January 2016 Presentation Entitled “Discovery and Functional Characterization of Novel Anti-PD-1 Antibodies Using Ex Vivo Cell-Based Assays, Single-Cell Immunoprofiling, and In Vivo Studies in Humanized Mice”
99.2	Enumeral Biomedical Holdings, Inc. January 2016 Presentation Entitled “Determination of Expressed T Cell Receptor Sequences of Single Human T Cells Isolated After Functional Profiling”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: January 8, 2016	By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney
Title: Vice President of Finance, Chief Accounting Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Enumeral Biomedical Holdings, Inc. January 2016 Presentation Entitled “Discovery and Functional Characterization of Novel Anti-PD-1 Antibodies Using Ex Vivo Cell-Based Assays, Single-Cell Immunoprofiling, and In Vivo Studies in Humanized Mice”

99.2	Enumeral Biomedical Holdings, Inc. January 2016 Presentation Entitled “Determination of Expressed T Cell Receptor Sequences of Single Human T Cells Isolated After Functional Profiling”

Exhibit 99.1

Discovery and Functional Characterization of Novel Anti-PD-1 Antibodies Using *Ex Vivo* Cell-Based Assays, Single-Cell Immunoprofiling, and *In Vivo* Studies in Humanized Mice

Felix Scheuplein, Sheila Ranganath, Thomas McQuade, Lei Wang, Vikki Spaulding, Sri Vadde, Jennifer Watkins-Yoon, Bin Feng, Shanu Mehta, M. Isabel Chiu and Cokey Nguyen

Enumeral Biomedical, 200 CambridgePark Drive Suite 2000, Cambridge, MA 02140

Abstract

Given recent approvals of anti-PD-1 inhibitors Keytruda (pembrolizumab) and Opdivo (nivolumab) for treatment of metastatic melanoma and non-small cell lung cancer NSCLC, we asked whether additional anti-PD-1 inhibitors with different epitopes or potentially differentiated mechanisms of action can provide clinical benefit beyond the two marketed therapies. Using Enumeral's proprietary single cell technology, we generated more than 300 anti-PD-1 monoclonal antibodies from primary B cells. Bioinformatics analysis of sequences show these antibodies comprise 26 distinct clades, or families, that bind to PD-1. Results from binding studies further indicate we have discovered a family of novel antibodies that do not appear to compete with currently marketed antibodies for binding to PD-1, nor do they appear to compete with PD-L1, suggesting a differentiated mechanism of action. We have humanized two lead antibodies for preclinical testing and in preparation for clinical studies. Here we describe functional characterization of the two lead antibodies using cell-based ex vivo assays, patient-derived tumor profiling assays using our single-cell platform, and in vivo studies in humanized NSG mice. Results show that the two lead anti-PD-1 antibodies exhibit a higher level of T cell activation in mixed lymphocyte reaction (MLR) assays using primary human immune cells. Second, these antibodies also demonstrated dose-dependent increases in T cell CD25 expression. Next, to test the effect of the two lead anti-PD-1 antibodies on tumor growth, we conducted a study using a patient-derived tumor (PDX) model on humanized NSG mice. NSG mice reconstitute a full human immune system including a functional T, B cell repertoire, enabling the direct, in vivo evaluation of our human anti-PD-1 antibodies.



Figure 1. (A) Enumeral Target Discovery and (B) Antibody Discovery Platforms Overview

(A) Analysis of tumor infiltrated lymphocytes (TILs) IC expression at the single cell from human tumor biopsy using Enumeral's proprietary technology. Each single cell is profiled for surface marker expression, cytokine secretion, and submitted for NGS. (B) After target identification, immunized animals are screened using Enumeral micro-engraving technology. After retrieval of antibody-secreting cells, heavy and light chains are recovered by single cell RT-PCR. Then, antibodies are cloned, tested for binding, and characterized biochemically and functionally.



Figure 2. In Vitro Blockade with Enumeral's anti-PD-1 Antibodies Can Restore T cell Immunity

Enumeral anti-PD-1 lead candidates were tested for differential T cell activation in response to PD-1 blockade in vitro. Top 3 leads were humanized and tested in a mixed lymphocyte reaction after 6 days of co-incubation of HLA-mismatched T cells and monocyte derived dendritic cells. T cell activation was assessed as inferred by secretion of effector cytokines such as interferon gamma (IFNγ)(A) and upregulation of the high affinity IL-2 receptor CD25 (B).



Figure 3. Ex vivo analyses of Patient lung tumor TILs.

(A) Summary table of T cell infiltration and cell surface phenotypes across 12 NSCLC samples. (B) Single cell platform-based assessment of cytokine secretion capability after PMA/iono activation (50 ng/ml and 1 µg/ml, respectively) of ex vivo TILs revealed strong suppression of T cells. (C) Ex vivo activation of TILs (0.5 µg/ml OKT3 and 2 µg/ml anti CD28) in presence of PD-1 blocking antibodies demonstrated PD-1 blockade can reverse suppression and augment interferon-γ response in some samples (D) while in others, depending on inhibitory receptor load, no augmentation occurred



Figure 4. Study outline for NSG PDX study

75 humanized-NSG mice were implanted with a lung tumor PDX derived from a patient with metastatic non-small cell lung carcinoma (LG1306) and randomized into 5 cohorts (n=12 per group). Dosing and analyses were done according to scheme.



Figure 5. *In vivo* anti-tumor efficacy in hu-NSG PDX study

(A) Lung tumor PDX (LG1306) growth was measured by tumor volume (error bars = 95% CI). (B) Individual growth curves across dose groups. Black: vehicle-treatment; Red: anti-PD-1 therapy



Figure 6. TGI, tolerability and end of study flow cytometry analyses

(A) Tumor growth inhibition of lung tumor PDX (LG1306) was calculated at end of study (p-val vs. vehicle <0.003). (B) Extent of immune humanization was comparable across all dose groups as evidenced by similar % CD3+ T cell engraftment in peripheral blood at time of randomization. (C) Dosing was well tolerated across all dose groups indicated by comparable weights at end of study. (D) End of study flow cytometry confirms PD-1 target engagement as evidenced by blocking of binding by fluorescently labelled PD-1 detection antibody (EH12.2H7) to CD4+ and CD8+ T cells. PDX TIL Expression of PD-1, Tim-3 and TIGIT resembled our findings in ex vivo profiling experiments from primary human lung tumors.

Conclusion

Enumeral developed novel, fully humanized PD-1 blocking monoclonal antibodies, 388D4 and 244C8. 244C8 family of antibodies appears to have a novel mechanism of action, as they neither compete with currently marketed PD-1 antibodies for binding to PD-1 nor with PD-L1 binding, but induce expression of the high affinity IL-2 receptor alpha chain CD25. Both 388D4 and 244C8 can reverse T cell suppression in *ex vivo* TIL experiments in a subset of patient samples at least as potently as nivolumab. Importantly, both 388D4 and 244C8 exhibited significant anti-tumor efficacy when tested in a NSCLC lung PDX model *in vivo*. These results demonstrate both *ex vivo* and *in vivo* function by our novel anti-PD-1 antibodies.

ENUMERAL

1sedforTCRsequencing.WedescribeamethodtomatchTCR sequenceswithTcellfunctionalprofilesthatincludescellsurface markers(e.g.CD3,CD4,CD8,TIGIT,PD-1)andsecretedcytokines (e.g. IL-6, TNF-a, IFN-?). Our method uses the proprietary EnumeralsinglecellplatformforbothTcellfunctionalprofiling andisolationofsingleTcellsofinterestforTCRsequencing.Here wedemonstratethatthismethodcanbeappliedtoTcellsfrom both blood and solid tumors, including lymphocytes from a metastaticmelanomapatient. Figure1.EnumeralPlatformbasedSingleTCellSelection. Tumorinfiltratedlymphocytes(TILs)wereanalyzedatsinglecelllevel on 85,000-well Enumeral array. Each single cell was p